VUL Incentive Life Protect®

$480,000.00 Face Amount

Male, Issue Age 55, Preferred Elite, Non-tobacco User Underwriting Risk Class

Death Benefit Option is Option A

Annual Planned Periodic Premium: $6,263.00.

Using Current Charges, 6.00% Gross Annual Investment Return

Using the Cash Value Accumulation Test

The table below shows the monthly progress of the Policy Account Value, the Cash Surrender Value, and the Death Benefit from beginning to end of year 5.

The Policy Account Value at the end of year 4 is $14,309.37.

Year	Month	Beginning of Month Policy Account Value	Beginning of Month Death Benefit	Gross Premium Paid	Net Premium	Administrative Charge	Cost of Insurance Charge	Mortality & Expense Charge	CLC Bonus	Net Investment Earnings	End of Month Policy Account Value	Surrender Charge	End of Month Cash Surrender Value
5	49	$14,309.37	$480,000	$6,263	$5,887.22	$158.80	$81.64	$8.31	$—	$78.57	$20,026.40	$13,470.06	$6,556.34
5	50	$20,026.40	$480,000	$—	$—	$158.80	$81.67	$8.24	$—	$77.90	$19,855.58	$13,418.46	$6,437.12
5	51	$19,855.58	$480,000	$—	$—	$158.80	$81.70	$8.17	$—	$77.22	$19,684.13	$13,366.86	$6,317.27
5	52	$19,684.13	$480,000	$—	$—	$158.80	$81.73	$8.10	$—	$76.55	$19,512.04	$13,315.26	$6,196.78
5	53	$19,512.04	$480,000	$—	$—	$158.80	$81.76	$8.03	$—	$75.87	$19,339.32	$13,263.66	$6,075.66
5	54	$19,339.32	$480,000	$—	$—	$158.80	$81.80	$7.96	$—	$75.19	$19,165.95	$13,212.06	$5,953.89
5	55	$19,165.95	$480,000	$—	$—	$158.80	$81.83	$7.88	$—	$74.51	$18,991.95	$13,160.45	$5,831.50
5	56	$18,991.95	$480,000	$—	$—	$158.80	$81.86	$7.81	$—	$73.82	$18,817.31	$13,108.85	$5,708.46
5	57	$18,817.31	$480,000	$—	$—	$158.80	$81.89	$7.74	$—	$73.13	$18,642.02	$13,057.26	$5,584.76
5	58	$18,642.02	$480,000	$—	$—	$158.80	$81.92	$7.67	$—	$72.44	$18,466.08	$13,005.65	$5,460.43
5	59	$18,466.08	$480,000	$—	$—	$158.80	$81.95	$7.59	$—	$71.75	$18,289.49	$12,954.05	$5,335.44
5	60	$18,289.49	$480,000	$—	$—	$158.80	$81.98	$7.52	$—	$71.06	$18,112.24	$12,902.45	$5,209.79

Calculation of Death Benefit:

Under Option A, the Death Benefit is level and equal to the Face Amount. Under Option B, the Death Benefit is equal to the Face Amount plus the Policy Account Value. Under either Option, a higher Alternative Death Benefit may apply if the value in the policy reaches certain levels relative to the Face Amount. The Alternative Death Benefit is calculated by multiplying the Policy Account Value by a percentage specified in the policy. For example, in the beginning of policy month 49, the percentage is 163.1%. For this example, the Death Benefit is the maximum of $480,000 and 163.1%*($14,309.37) = $23,338.58. Therefore, the Death Benefit is $480,000.

Calculation of Net Premium:

The Net Premium equals the Gross Premium paid less the Premium Charge. The Premium Charge is 8% of each premium payment on a guaranteed basis. On a current basis, the charge is 8% of each payment in the first two years and reduced to 6% of each premium payment in years 3 and later.

For example, the Net Premium in year 5 = Gross Premium*(1-Premium Charge) = $6,263*(1-6%) = $5,887.22.

Calculation of Monthly Charges Deducted from the Policy Account Value:

The Monthly Administrative Charge is $10 in all policy years up to age 100 on a current basis with a maximum charge of $15 in year 1 and $10 in years 2 and later. We also charge an additional amount per $1,000 of initial policy face amount (currently we charge this amount only during the policy’s first ten years). The amount charged per $1,000, set forth in the policy, varies by insured’s issue age, smoking status, and sex. In this illustration the Monthly Administrative Charge in year 5 is equal to $10 per policy plus $0.310 per $1,000 of Face Amount, or $10+$0.310*$480,000/$1000 = $158.80, on the current basis. On a guaranteed basis, the Monthly Administrative Charge would be equal to $10 per policy plus $0.310 per $1,000 of Face Amount, or $10+$0.310*$480,000/$1000 = $158.80.

The current Monthly Cost of Insurance Charge is determined by multiplying the current Cost of Insurance rate by the amount we have at risk under the policy. The Cost of Insurance rate varies by the individual characteristics of the insured, size band, and the policy year. The maximum rates charged are set forth in the policy. The amount at risk is the difference between (a) the Death Benefit and (b) the then Total Account Value under the policy. For example, in policy month 49, the current Monthly Cost of Insurance rate is 0.0001775. Therefore, the Monthly Cost of Insurance Charge is 0.0001775*($480,000-($14,309.37+$5,887.22-$158.80)) = $81.64. On a guaranteed basis, the maximum monthly rate for this insured is 0.00036583 and the maximum Monthly Cost of Insurance Charge would be 0.00036583*($480,000-($14,309.37+$5,887.22-$158.80)) = $168.27. $168.27

The Mortality and Expense Risk Charge is deducted from the Policy Account Value each month. The guaranteed maximum charge is 0.85% (annual rate) in all years, of the value in our variable investment options. We currently charge 0.50% (annual rate) in years 1-15 and 0% (annual rate) in years 16 and later. For this example, it is assumed that 100% of the Policy Account Value is invested in our variable investment options. Therefore, in policy month 49, the monthly guaranteed Mortality and Expense Risk Charge is (0.0085/12) * ($14,309.37+$5,887.22-$158.80-$81.64) = $14.14. Because the policy year in this example is less than 15, the monthly current Mortality and Expense Risk Charge is (0.0050/12) * ($14,309.37+$5,887.22-$158.80-$81.64) = $8.31.

Calculation of Net Investment Earnings:

This illustration assumes that all of the Account Value is invested in Portfolios that achieve investment returns at a constant hypothetical gross annual rate of 6.00% (i.e., before any investment management fees, and other expenses of the underlying Portfolio assets). The net rate of return takes into consideration investment management fees equivalent to an annual rate of 0.55% and an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an annual rate of 0.56%. After the deduction of the arithmetic average of the investment management fees and other expenses, the corresponding net annual rate of return would be 4.83%. The net annual rate of return does not reflect the Mortality and Expense Risk Charge or other charges we deduct from the policy’s value each month. However, the policy values shown above do reflect all charges. The net annual rates of return on a current basis and on a guaranteed basis are equal.

The monthly Net Investment Earnings is the monthly net rate of return times the Policy Account Value. The monthly net rate of return for this illustration is 0.3939%. The Net Investment Earnings in policy month 49, for example, is (0.3939%)*($14,309.37+$5,887.22-$158.80-$81.64-$8.31) = $78.57. In this illustration, if the gross annual rate of return were 0%, the net annual rate of return would be -1.11%. Similarly, if the gross annual rate of return were 12%, the net annual rate of return would be 10.76%.

Calculation of Policy Account Value:

The end of month Policy Account Value is equal to the beginning of month Policy Account Value plus the Net Premium, less Charges, plus Net Investment Earnings. For example, in policy month 49, the end of month policy account value is $14,309.37+$5,887.22-$158.80-$81.64-$8.31+$78.57 = $20,026.40.

Calculation of Cash Surrender Value:

A Surrender Charge is deducted from the Account Value if the policy is surrendered during the first 15 policy years (10 years for policies issued in New York). The Cash Surrender Value is the Policy Account Value less the Surrender Charge. The amount of the Surrender Charge is set forth in the policy. For example, in policy month 49, the Surrender Charge for this illustration is $13,470.06. The Cash Surrender Value at the end of policy month 49 is $20,026.40-$13,470.06 = $6,556.34.

Calculation Differences In Other Years:

•	Death Benefit: In later years, the Policy Account Value may become large enough such that the higher Alternative Death Benefit would apply and thus increase the Death Benefit payable.

•	Monthly Charges:

•

As described above, the Monthly Cost of Insurance Charge depends on the Cost of Insurance Rate and the amount we have at risk under the policy. The Cost of Insurance Rate generally increases from one policy year to the next. This happens automatically because of the insured person’s increasing age. The amount we have at risk under the policy may increase or decrease over time. If the amount we have at risk under the policy increases, the Monthly Cost of Insurance Charge will increase.

•

The Mortality and Expense Risk Charge depends on the Mortality and Expense Risk Charge rate and the amount of the Policy Account Value invested in our variable investment options. As described above, the Mortality and Expense Risk Charge Rate is different in years 1 through 15, and years 16 and later. If the Policy Account Value invested in our variable investment options grows, the Mortality and Expense Risk Charge deducted may be higher.

•

Net Investment Earnings: The monthly Net Investment Earnings is the monthly net rate of return times the Policy Account Value. The monthly net rate of return does not vary by year for this illustration. If the Policy Account Value increases or decreases, the Net Investment Earnings will increase or decrease, respectively.

•

Policy Account Value: The calculation of the Policy Account Value does not vary by year. The Policy Account Value will increase or decrease over time depending on the Net Premiums paid, the Charges deducted and the Net Investment Earnings.

•

Cash Surrender Value: The Surrender Charge decreases each month until the end of year 15 (10 years for policies issued in New York), after which it is equal to zero. The decrease in the Surrender Charge may increase the Cash Surrender Value, depending on the Policy Account Value. After year 15 (10 for policies issued in New York), the Cash Surrender Value will be equal to the Policy Account Value.